Cassidy & Associates
Attorneys at Law
1504 R Street, N.W.
Washington, D.C. 20009

—

(202) 387-5400

Telecopy Number
(202) 745-1920

E-Mail Address
Cassidy-Law@aol.com

Practice Limited to
Federal Securities
Law Matters

July 7, 2005

John Reynolds, Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

> Re: Loans4Less.com, Inc. Offering Statement on Form 1-A
> File No. 24-10109
> Date of Comment Letter: May 6, 2005

Dear Mr. Reynolds:

I enclose for filing seven copies, one of which has been manually signed, of Amendment No. 1 to the Offering Circular on Form 1-A of Loans4Less.com, Inc. and three of which are marked to show changes. I have simultaneously with this filing delivered courtesy copies of this amendment, marked to show changes, to Carlton Tartar and Terennce O'Brien and Pamela Howell and Thomas Kluck of the Securities and Exchange Commission.

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated May 6, 2005 (the "Comment Letter"). The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing the location of each response thereto in the Offering Statement. A copy of the Comment Letter has been attached to the courtesy hard copies.

The page numbers referenced in this letter relate to the information set forth in the hard copy marked to show changes version of the Offering Statement as delivered by courtesy copy and may not directly correspond to the unmarked version thereof.

Part I.

<u>Item 1 - Significant Parties</u>

1.   The addresses of the listed persons have been revised to include the residential addresses and appear in Item 1 of Part I.

2.   None of the persons listed in Item 1 is subject to the disqualification provisions set forth in Rule 262 as stated in Item 2. The disclosure regarding beneficial owners and promoters has been added and appears in Item 1 of Part I.

Item 4 - Jurisdiction in Which Securities Are to be Offered

3.   The requested disclosure has been added and appears in Item 4 of Part I.

4.   The requested disclosure has been added and appears in Item 4 of Part I.

Item 5 - Unregistered Securities Issued or Sold Within One Year

5.   The requested disclosure has been added and appears in Item 5 of Part I.

6.   The requested disclosure has been added and appears in Item 5 of Part I.

Part II. Offering Circular
General

7.   The text of the offering circular has been reordered to be consistent with the order found in Model B and the risk factor section immediately follows the summary. Please note that the number of shares offered to the public has been reduced by 200,000 and the number of common shares being registered underlying the Series B Preferred Stock has been increased by 200,000. A summary section has been added.

8.   The requested disclosure has been added and appears on page 2 of the offering circular.

Cover Page

9.   The requested disclosure has been added and appears on the cover page of the offering circular.

10.   The requested disclosure has been added and appears on the cover page of the offering circular.

11.   The requested disclosure has been added and appears as footnote 3 on the cover page of the offering circular.

12.   Of the 722,000 shares underlying the Series B Convertible Preferred Stock, 700,000 shares are held by the Steven Hershman Revocable Trust and 22,000 are held by Martin Genis. The offering circular is registering the underlying shares for free trading by Messrs. Genis and Hershman.

Description of the Business

13. Description of Business section reordered and now appears beginning on page 10 of the offering circular. The requested disclosure has been added and appears on page 10.

14. The requested disclosure has been added and appears on page 10 of the offering circular.

15. The requested disclosure has been added and appears on page 10 of the offering circular.

16. The requested disclosure has been added and appears beginning on page 10 of the offering circular.

17. The requested disclosure has been added and appears on page 13 of the offering circular.

18. The requested disclosure has been added and appears on page 13 of the offering circular.

19. As disclosed on page 11 of the offering circular, the Company does not receive a fee for the pre-qualification form.

20. The requested disclosure has been added and appears on page 11 of the offering circular.

21. The text has been reworded to eliminate the use of these terms and be more self explanatory and appears on page 11 of the offering circular.

22. As disclosed on page 11 of the offering circular, the Company does not receive a fee for the use of its website and mortgage rate tracker and calculator.

23. The requested disclosure has been added and appears on page 11 of the offering circular.

24. The requested disclosure has been added and appears beginning on page 11 of the offering circular.

25. Platinum Properties is not a subsidiary but is a dba of Union Discount Mortgage.

26. The information requested has been added and appears on page 12 of the offering circular. The Model B of Regulation A does not list a Management Discussion and Analysis Section as one of the requested discussion items.

27. This paragraph has been deleted. It was initially included because the issuer did not want to give the impression that the Company would engage in any stock trading other than in the normal course of business development.

28. A paragraph has been added to more fully describe the market for the Company's services and appears on page 14 of the offering circular. The Company does not produce any products in connection with its mortgage broker services. The offering circular discusses the use of the Internet as the source for distribution of the Company's services.

29. The requested disclosure has been added and appears on page 14 of the offering circular.

Current Operations

30.   The requested disclosure has been added and appears on page 13 of the offering circular.

31.   The requested disclosure has been added and appears on page 13 of the offering circular.

32.   The requested disclosure has been added and appears on page 13 of the offering circular.

33.   The requested disclosure has been added and appears beginning on page 14 of the offering circular.

34.   The requested disclosure has been added and appears on page 14 of the offering circular.

35.   The requested disclosure has been added and appears on page 11 of the offering circular.

Business Plan

36.   The business plan section has been revised in accordance with this comment.

37.   Milestones not really apply as the expansion of the Company is flexible and is based upon which licenses become available. The Company does not expect growth in terms of milestones but in terms of a steady expansion of advertising and customers.

Description of the Property

38.   The requested disclosure has been revised and appears on page 16 of the offering circular.

Directors, Executive Officers and Significant Employees

39.   The requested disclosure has been added and appears on page 16 of the offering circular.

40.   The requested disclosure has been added and appears on page 17 of the offering circular.

41.   The requested disclosure has been added and appears on page 18 of the offering circular.

Remuneration of Directors and Officers

42.   The requested disclosure has been added and appears on page 18 of the offering circular.

43.   The requested disclosure has been added and appears on page 18 of the offering circular.

44.   The requested disclosure has been added and appears on page 18 of the offering circular.

Securities Ownership of Management and Certain Securityholders

45.   The requested disclosure has been added and appears on page 19 of the offering circular. The percentages have changed as the share ownership has changed somewhat. Please note that the originally stated 96.7% was correct because on the date of the qualification of the offering the Series B shares automatically convert into common so the outstanding total stock amount would be equally larger. The footnote may have been confusing.

46.   The requested disclosure has been added and appears on page 19 of the offering circular.

Interest of Management and Others in Certain Transactions

47.   The interests exchanged are stated in the paragraph which appears on page 20 of the offering circular. As beneficial owner of the Hershman Revocable Trust, Steven Hershman received 25,000,000 million shares in the exchange. Other than the values already stated for the transaction, Steven Hershman received no additional interest.

Plan of Distribution

48.   The requested disclosure has been added and appears on page 9 of the offering circular.

49.   The requested disclosure has been added and appears on page 8 of the offering circular.

50.   The requested disclosure has been added and appears on page 8 of the offering circular.

51.   The requested disclosure has been added and appears on page 8 of the offering circular.

52.   The requested disclosure has been added and appears on page 9 of the offering circular.

53.   The requested disclosure has been added and appears on page 9 of the offering circular.

54.   If the Company is able to locate a broker to sell the offering, the Company will amend the offering circular and will file such amendment with the Commission.

Use of Proceeds

55.   The requested disclosure has been added and appears on page 10 of the offering circular.

Dilution

56.   The dilution tables have been revised and appear beginning on page 6 of the offering circular.

57.   The requested disclosure has been removed.

58.   The requested disclosure has been revised and appears on page 6 of the offering circular.

Summary

59.   The requested disclosure has been added and appears on page 1 of the offering circular.

Risk Factors

60.   The requested disclosure has been revised throughout the risk factor section.

61.   The requested disclosure has been revised and appears on page 3 of the offering circular.

62.   The risk factor section has been accordingly revised.

63.   The requested disclosure has been added and appears on page 5 of the offering circular.

Financial Statements for the Years Ended December 31, 2004 and 2003

64.   We ask that you accept the individual financial statements and footnotes as presented. The related time periods are clearly identified.

65.   A statement of stockholders' equity in the reissued financials has been included.

66.   We have revised the captions with typical financial statements.

67.   We have removed this reference and revised the financial statements accordingly.

Balance Sheet

68.   The par value and number of shares authorized, issued and outstanding are now reflected in the financials.

69.   The various captions have been consolidated into Retained Earnings.

Income Statement

70.   We have adjusted the Revenues to reflect cash refunds to clients (net of rebates).

71.   See compiled income statement and footnote.

72.   We have included comprehensive cash flow statement(s) for each period.

73.   Please see Revenue Recognition pursuant to the footnotes. There were no accounts receivable as of March 31, 2005.

Notes Receivable

74.   We have reclassified the notes as Current Assets. These notes have been paid satisfied at maturity.

Retirement Plan

75.   Please see additional footnotes to financials. The Union Discount Mortgage, Inc. Qualified Retirement (Keogh) Plan made contributions for fiscal 2003 totaling $69,000. This sum represented $40,000 maximum for its sole stockholder Steven Hershman and 25% of the Gross W2 incomes for two qualified employees of $29,000. This was broken down as follows:

Rosemina Charania,   W2: $48,000   Contribution $12,000
Daniela Haynie   W2: $68,000   Contribution $17,000

There were three other employees that were not qualified to receive a contribution and that is why the payroll exceeded $116,000 in computing the 2003 contribution. No portion of any gross salary expenses recorded in 2004 related to services performed in 2003. Payroll expenses increased from $175,323 in 2003 to $476,615 in 2004 because all non=salary commission only agents became W2 employees as of January 1, 2004.

Marketable Securities

76.   Please see revised footnotes.

Property and Equipment

77.   This has been corrected to reflect Straight Line Depreciation.

J.P. Morgan Invest, LLC

78.   This was a standard stockbroker margin account with the securities acting as collateral for the margin debt balance. We have accordingly reflected this is the financial statements.

Line of Credit

79.   See notes to financial statements.

Legal Costs

80.   Loans4Less.com 2004 Stock Option Plan. There have been no stock options or stock issued pursuant to the plan. The cost of $2,500 in legal fees to establish the Plan was treated as an expense in 2004.

Loans4Less.com Financial Statements for the period ended March 31, 2005

81.   The requested changes and clarifications have been made.

82.   The requested changes and clarifications have been made.

83.   The requested changes and clarifications have been made.

84.   The requested changes and clarifications have been made.

Note 9--J.P. Morgan Invest, LLC

85.   Pursuant to a Consent of Director in Lieu of Meeting of Union Discount Mortgage, Inc. dated December 14, 2004 (in contemplation of the planned combination between Loans4Less.com, Inc. and Union Discount Mortgage on January 1, 2005) certain assets were transferred to Steven M. Hershman (prior to the acquisition) on December 31, 2004. The transfer of assets to its sole shareholder did not represent a dividend and was classified as a distribution of assets derived from the accrual of retained earnings in Union Discount Mortgage "S" corporation. Thus the securities assets of J.P. Morgan were transferred to Steven M. Hershman reflecting the same.

Pro Forma Financial Statements

86.   The pro forma financial statements have been removed.

Exhibits

87.   The agreement and plan of reorganization was filed on April 8, 2005.

88.   The escrow agreement provides for up to 10,000,000 shares of common stock which covers the number of shares contained in the offering circular.

89.   The legality opinion has been filed.

Sincerely,



Lee W. Cassidy